



082-03109

PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.

Non-Consolidated Financial Statements

December 31, 2008 and 2007

AR/S
12-31-08

SAMIL PRICEWATERHOUSECOOPERS

PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.

Non-Consolidated Financial Statements

December 31, 2008 and 2007

SAMIL PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.
Index
December 31, 2008 and 2007

Samil PricewaterhouseCoopers

A member firm of
PRICEWATERHOUSECOOPERS

www.samil.com
LS Yongsan Tower
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd.

We have audited the accompanying non-consolidated balance sheets of Samsung Electronics Co., Ltd. (the "Company") as of December 31, 2008 and 2007, and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders' equity and cash flows for the years then ended expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain investments accounted for under the equity method including Samsung Card Co., Ltd. that represent 7% and 6% of the Company's total assets as of December 31, 2008 and 2007, respectively, and have contributed 7% and 8% to the Company's net income before income tax for the years then ended, respectively. Those financial statements were audited by other auditors whose reports thereon have been furnished us, and our opinion expressed herein, insofar as it relates to the amounts included for certain investments accounted for under the equity method including Samsung Card Co., Ltd., is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Samil PricewaterhouseCoopers

In our opinion, based on our audits and the reports of other auditors, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Samsung Electronics Co., Ltd. as of December 31, 2008 and 2007, and the results of its operations, the appropriations of its retained earnings, the changes in its shareholders' equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to Note 17 to the accompanying non-consolidated financial statements, in which as discussed, the amount of Company's obligation arising from the suit filed by Samsung Motors Inc.'s creditors is uncertain as of date of this report. Accordingly, the ultimate effect of this matter on the Company's financial statements can not be reasonably determined.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying non-consolidated financial statements.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in its shareholders' equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.



Seoul, Korea
February 13, 2009

This report is effective as of February 13, 2009, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
December 31, 2008 and 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2008	2007	2008	2007
Assets				
Current Assets				
Cash and cash equivalents	₩ 2,360,190	₩ 2,026,791	$ 1,877,637	$ 1,612,403
Short-term financial instruments (Note 4)	3,306,326	4,862,869	2,630,331	3,868,631
Short-term available-for-sale securities (Note 5)	982,067	922,833	781,278	734,155
Trade accounts and notes receivable (Note 6)	3,089,840	1,780,507	2,458,107	1,416,473
Other accounts and notes receivable (Note 6)	1,002,962	813,723	797,901	647,353
Inventories (Note 7)	3,817,751	3,337,872	3,037,193	2,655,427
Short-term deferred income tax assets (Note 24)	1,366,927	1,241,636	1,087,452	987,777
Short-term Lease receivables under finance lease (Note 8)	118,849	112,295	94,550	89,336
Prepaid expenses and other	1,745,901	1,522,555	1,388,942	1,211,262
Total current assets	17,790,813	16,621,081	14,153,391	13,222,817
Property,plant and equipment, net of accumulated depreciation (Note 11)	31,249,823	29,777,382	24,860,639	23,689,246
Long-term avilable-for-sale securities (Note 9)	1,128,853	1,936,176	898,053	1,540,315
Equity-method Investments (Note 10)	20,390,192	15,008,462	16,221,314	11,939,906
Intangible assets, net of accumulated amotization (Note 12)	653,059	568,316	519,538	452,121
Long-term Lease receivables under finance lease (Note 8)	406,229	245,410	323,173	195,235
Long-term deposits and other assets (Note 13)	900,251	1,068,425	716,191	849,980
Total assets	₩72,519,220	₩65,225,252	$ 57,692,299	$ 51,889,620

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
December 31, 2008 and 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2008	2007	2008	2007
Liabilities and Shareholders' Equity				
Current liabilities				
Trade accounts and notes payable	₩ 2,388,104	₩ 1,935,663	$ 1,899,844	$ 1,539,907
Other accounts and notes payable	3,787,431	2,958,521	3,013,072	2,353,636
Accrued expenses (Note 16)	4,169,503	4,071,144	3,317,027	3,238,778
Income taxes payable	412,368	1,114,048	328,057	886,275
Other	963,956	722,970	766,870	575,156
Total current liabilities	11,721,362	10,802,346	9,324,870	8,593,752
Foreign currency notes and bonds (Note 14)	108,170	83,815	86,054	66,679
Long-term other accounts and notes payable	507,921	439,047	404,074	349,281
Long-term accrued expenses (Note 16)	176,916	39,174	140,745	31,165
Deferred income tax liabilities (Note 24)	1,194,172	1,508,449	950,018	1,200,039
Accrued severance benefits (Note 15)	697,189	623,147	554,645	495,741
Other long-term liabilities	-	168,650	-	134,169
Total liabilities	₩14,405,730	₩13,664,628	$11,460,406	$ 10,870,826
Commitments and Contingencies (Note 17)				
Shareholders' equity				
Capital stock (Note 18)				
Preferred stock	₩ 119,467	₩ 119,467	$ 95,042	$ 95,042
Common stock	778,047	778,047	618,971	618,971
Capital surplus	6,589,580	6,574,996	5,242,307	5,230,705
Capital adjustments				
Treasury stock (Note 21)	(8,910,135)	(9,157,492)	(7,088,413)	(7,285,196)
Stock option (Note 22)	385,957	475,197	307,046	378,041
Other capital adjustments	(72,835)	(65,086)	(57,943)	(51,780)
Accumulated other comprehensive income (Note 23)	3,807,357	1,872,818	3,028,923	1,489,911
Retained earnings (Note 19)	55,416,052	50,962,677	44,085,960	40,543,100
Total shareholders' equity	58,113,490	51,560,624	46,231,893	41,018,794
Total liabilities & shareholders' equity	₩72,519,220	₩65,225,252	$57,692,299	$ 51,889,620

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the years ended December 31, 2008 and 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2008	2007	2008	2007
Sales (Note 27)	₩72,952,991	₩63,175,968	$ 58,037,383	$ 50,259,322
Cost of sales (Note 27)	55,380,601	46,846,546	44,057,757	37,268,533
Gross profit	17,572,390	16,329,422	13,979,626	12,990,789
Selling, general and administrative expenses	13,438,320	10,386,567	10,690,787	8,262,981
Operating profit	4,134,070	5,942,855	3,288,839	4,727,808
Non-operating income				
Interest and dividend income	424,679	292,983	337,851	233,081
Commission income	73,623	339,496	58,570	270,084
Gain on disposal of available-for-sale securities	93,446	38,511	74,341	30,637
Gain on disposal of property,plant and equipment	105,868	101,605	84,223	80,831
Foreign exchange gains	4,049,633	347,061	3,221,665	276,103
Gain on foreign currency translation (Note 29)	276,191	48,573	219,722	38,642
Gain on valuation of equity-method investments (Note 10)	2,165,729	2,627,165	1,722,935	2,090,028
Others	420,827	366,690	334,787	291,719
	7,609,996	4,162,084	6,054,094	3,311,125
Non-operating expenses				
Interest expenses	₩ 49,972	₩ 47,829	$ 39,755	$ 38,050
Loss on disposal of trade accounts and notes receivable	234,235	284,204	186,344	226,097
Donations	138,907	182,565	110,508	145,239
Loss on disposal of property,plant and equipment	37,064	55,685	29,486	44,300
Foreign exchange losses	4,201,938	457,020	3,342,831	363,580
Loss on foreign currency translation (Note 29)	629,941	46,048	501,146	36,633
Loss on valuation of equity-method investments (Note 10)	373,539	262,284	297,167	208,659
Others	170,249	139,300	135,440	110,819
	5,835,845	1,474,935	4,642,677	1,173,377

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the years ended December 31, 2008 and 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2008	2007	2008	2007
Net income before income taxes	5,908,221	8,630,004	4,700,256	6,865,556
Income tax expense (Note 24)	382,317	1,204,988	304,151	958,622
Net income	₩ 5,525,904	₩ 7,425,016	$ 4,396,105	$ 5,906,934
Basic earnings per share (Note 25) (in Korean won and U.S.dollars)	₩ 37,684	₩ 49,532	$ 29.98	$ 39.40
Diluted earnings per share (Note 25) (in Korean won and U.S.dollars)	₩ 37,340	₩ 48,954	$ 29.71	$ 38.95

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Appropriations of Retained Earnings
For the years ended December 31, 2008 and 2007
Date of appropriations : March 13, 2009 and March 28, 2008

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2008	2007	2008	2007
Retained earnings before appropriations				
Unappropriated retained earnings carried over from the prior year	₩ 30	₩ (103,386)	$ 24	$ (82,248)
Cumulative effects of restatements (Note 2)	98,980	-	78,743	-
Interim dividends (Note 20) (Dividend rate: 10% in 2008 and 2007)	(73,411)	(73,036)	(58,402)	(58,103)
Net income	5,525,904	7,425,016	4,396,105	5,906,934
	5,551,503	7,248,594	4,416,470	5,766,583
Appropriations (Note 19)				
Reserve for business rationalization	1,000,000	1,000,000	795,545	795,545
Reserve for research and human resource development	3,000,000	4,000,000	2,386,635	3,182,180
Cash dividends (Note 20) (Common stock: 100% in 2008 and 150% in 2007) (Preferred stock: 101% in 2008 and 151% in 2007)	735,441	1,098,099	585,076	873,587
Reserve for loss on disposal of treasury stock	-	550,000	-	437,550
Reserve for capital expenditure	816,032	600,465	649,190	477,697
	5,551,473	7,248,564	4,416,446	5,766,559
Unappropriated retained earnings carried over to the subsequent year	₩ 30	₩ 30	$ 24	$ 24

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Changes in Shareholders' Equity
For the year ended December 31, 2008 and 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total
Shareholders' equity at January 1, 2007	₩ 897,514	₩ 6,367,244	₩ (6,980,870)	₩ 516,520	₩44,460,189	₩45,260,597	$714,013	$5,065,429	$(5,553,596)	$ 410,915	$35,370,079	$ 36,006,840
Cumulative effects of restatements (Note 2)	-	-	-	40,404	(103,417)	(63,013)	-	-	-	32,143	(82,273)	(50,130)
Restated beginning balance	897,514	6,367,244	(6,980,870)	556,924	44,356,772	45,197,584	714,013	5,065,429	(5,553,596)	443,058	35,287,806	35,956,710
Cash dividends appropriated in prior year	-	-	-	-	(746,075)	(746,075)	-	-	-	-	(593,536)	(593,536)
Retained earnings after appropriations	-	-	-	-	43,610,697	44,451,509	-	-	-	-	34,694,270	35,363,174
Interim cash dividends	-	-	-	-	(73,036)	(73,036)	-	-	-	-	(58,104)	(58,104)
Income tax effect from disposal of revaluated assets	-	(136)	-	-	-	(136)	-	(108)	-	-	-	(108)
Acqusition of treasury stock	-	-	(1,825,395)	-	-	(1,825,395)	-	-	(1,452,184)	-	-	(1,452,184)
Disposal of treasury stock	-	(5,978)	187,925	-	-	181,947	-	(4,756)	149,503	-	-	144,747
Stock option activity	-	2,403	(63,955)	-	-	(61,552)	-	1,912	(50,879)	-	-	(48,967)
Available-for-sale Securities	-	-	-	574,106	-	574,106	-	-	-	456,727	-	456,727
Equity-method investments	-	211,463	(65,086)	741,788	-	888,165	-	168,228	(51,779)	590,126	-	706,575
Net income	-	-	-	-	7,425,016	7,425,016	-	-	-	-	5,906,934	5,906,934
Shareholders' equity at December 31, 2007	₩ 897,514	₩ 6,574,996	₩ (8,747,381)	₩ 1,872,818	₩50,962,677	₩51,560,624	$714,013	$5,230,705	$(6,958,935)	$ 1,489,911	$40,543,100	$ 41,018,794

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Changes in Shareholders' Equity
For the year ended December 31, 2008 and 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total
Shareholders' equity at January 1, 2008	₩ 897,514	₩ 6,363,533	₩ (8,682,295)	₩ 2,019,195	₩50,962,677	₩51,560,624	$714,013	$ 5,062,477	$ (6,907,156)	$ 1,606,360	$40,543,100	$ 41,018,794
Cumulative effects of restatements (Note 2)	-	211,462	(65,086)	(144,427)	98,980	100,929	-	168,228	(51,779)	(114,898)	78,743	80,294
Restated beginning balance	897,514	6,574,995	(8,747,381)	1,874,768	51,061,657	51,661,553	714,013	5,230,705	(6,958,935)	1,491,462	40,621,843	41,099,088
Cash dividends appropriated in prior year	-	-	-	-	(1,098,098)	(1,098,098)	-	-	-	-	(873,586)	(873,586)
Retained earnings after appropriations	-	-	-	-	49,963,559	50,563,455	-	-	-	-	39,748,257	40,225,502
Interim cash dividends	-	-	-	-	(73,411)	(73,411)	-	-	-	-	(58,402)	(58,402)
ncome tax effect from isposal of revaluated assets	-	(153)	-	-	-	(153)	-	(122)	-	-	-	(122)
Disposal of treasury stock	-	4,039	247,357	-	-	251,396	-	3,213	196,783	-	-	199,997
Stock option activity	-	2,306	(89,240)	-	-	(86,934)	-	1,835	(70,995)	-	-	(69,159)
Available-for-sale Securities	-	-	-	(503,822)	-	(503,822)	-	-	-	(400,813)	-	(400,813)
Equity-method investments	-	8,393	(7,749)	2,436,411	-	2,437,055	-	6,676	(6,163)	1,938,274	-	1,938,785
Net income	-	-	-	-	5,525,904	5,525,904	-	-	-	-	4,396,105	4,396,105
Shareholders' equity at December 31, 2008	₩ 897,514	₩ 6,589,580	₩ (8,597,013)	₩ 3,807,357	₩55,416,052	₩58,113,490	$714,013	$ 5,242,307	$ (6,839,310)	$ 3,028,923	$44,085,960	$ 46,231,893

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2008 and 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2008	2007	2008	2007
Cash Flows from operating Activities (Note 32)				
Net income	₩ 5,525,904	₩ 7,425,016	$ 4,396,105	$ 5,906,934
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	7,619,184	7,056,791	6,061,403	5,613,994
Provision for severance benefits	463,611	516,099	368,823	410,580
Loss on disposal of trade accounts and notes receivable	234,235	284,204	186,344	226,097
Bad debt expense	20,108	3,961	15,997	3,151
Loss on disposal of property, plant and equipment	37,064	55,685	29,486	44,300
Gain on disposal of property, plant and equipment	(105,868)	(101,605)	(84,223)	(80,831)
Gain on disposal of available-for-sale securities	(93,446)	(38,511)	(74,341)	(30,637)
Loss on foreign currency translation	629,941	46,048	501,146	36,633
Gain on foreign currency translation	(276,191)	(48,359)	(219,722)	(38,472)
Loss on valuation of equity-method investments	373,539	262,284	297,167	208,659
Gain on valuation of equity-method investments	(1,481,624)	(1,836,752)	(1,178,698)	(1,461,219)
Deferred income taxes	(404,303)	(118,526)	(321,641)	(94,293)
Others	524,461	264,723	417,234	210,600
	13,066,615	13,771,058	10,395,080	10,955,496

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2008 and 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2008	2007	2008	2007
Changes in operating assets and liabilities				
Increase in trade accounts and notes receivable	(1,600,259)	(215,833)	(1,273,078)	(171,705)
Decrease (Increase) in other accounts and notes receivable	(186,308)	56,647	(148,216)	45,065
Increase in Inventories	(986,198)	(365,950)	(784,565)	(291,130)
Decrease in trade accounts and notes payable	560,376	61,372	445,804	48,824
Increase (Decrease) in other accounts and notes payable	658,656	(528,088)	523,990	(420,118)
Increase (Decrease) in accrued expenses	(455,732)	749,232	(362,555)	596,048
Decrease in Income taxes payable	(703,364)	(22,575)	(559,558)	(17,959)
Payment of severance benefits	(253,723)	(288,015)	(201,848)	(229,129)
Others	533,235	46,467	424,213	36,967
Net cash provided by operating activities	10,633,298	13,264,315	8,459,267	10,552,359
Cash flows from investing activities				
Net decrease (increase) in short-term financial instruments	1,497,692	(1,527,728)	1,191,481	(1,215,376)
Proceeds from disposal of short-term available-for-sale securities	3,576,436	3,028,477	2,845,216	2,409,290
Acquisition of short-term available-for-sale securities	(3,580,000)	(1,842,360)	(2,848,051)	(1,465,680)
Proceeds from disposal of property, plant and equipment	256,027	420,187	203,681	334,278
Acquisition of property, plant and equipment	(9,488,552)	(8,512,340)	(7,548,570)	(6,771,949)
Proceeds from disposal of long - term available-for-sale securities	99,247	21,901	78,955	17,423
Proceeds from disposal of equity-method investments	18,914	340,303	15,047	270,726
Acquisition of long-term available-for-sale securities	(12,602)	(20,755)	(10,025)	(16,512)
Acquisition of equity-method investments	(1,531,455)	(1,515,318)	(1,218,341)	(1,205,504)
Others	(125,399)	(80,722)	(99,761)	(64,218)
Net cash used in investing activities	(9,289,692)	(9,688,355)	(7,390,368)	(7,707,522)

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2008 and 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2008	2007	2008	2007
Cash flows from financing activities				
Payments of dividends	(1,171,509)	(819,110)	(931,988)	(651,639)
Acquisition of treasury stock	-	(1,825,395)	-	(1,452,184)
Exercise of stock options	165,994	117,347	132,056	93,355
Repayment of current portion of long-term debt	(4,692)	-	(3,733)	-
Net cash used in financing activities	(1,010,207)	(2,527,158)	(803,665)	(2,010,468)
Net increase in cash and cash equivalents	333,399	1,048,802	265,234	834,369
Cash and cash equivalents				
Beginning of the period	2,026,791	977,989	1,612,403	778,034
End of the period	₩ 2,360,190	₩ 2,026,791	$ 1,877,637	$ 1,612,403

The accompanying notes are an integral part of these non-consolidated financial statements.

1. The Company

Samsung Electronics Co., Ltd. (the "Company") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, LCDs, telecommunication products and digital media products.

As of December 31, 2008, the Company's shares are listed on the Korea Stock Exchange, and its global depository receipts are listed on the London and Luxembourg stock Exchange.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations, changes in shareholders' equity or cash flows is not presented in the accompanying non-consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards

The Company's non-consolidated financial statements were prepared in conformity with accounting principles generally accepted in Korea, including Korean Financial Accounting Standards ("SKFAS") No. 1 through No. 23.

New Accounting Standards and Accounting Changes

In accordance with revisions of SKFAS No. 15, Equity-method Investments, the Company separated its investment difference account under accumulated other comprehensive income into capital surplus and capital adjustment. The Company's non-consolidated financial statements for the year ended December 31, 2007 presented herein for comparative purposes, have been restated in accordance with SKFAS No. 15 to reflect these changes. These changes had no effect on previously reported net income or shareholders' equity. These changes increased capital surplus by ₩211,463 million and decreased capital adjustment and accumulated other comprehensive income by ₩65,086 million and ₩146,377 million, respectively, as of December 31, 2007.

In accordance with the Korea Accounting Institute Opinion 06-2, revised on February 22, 2008, the Company changed its method of recognizing deferred income taxes on temporary differences in relation to investments in subsidiaries and equity-method investees. The Company's non-consolidated financial statements as of and for the year ended December 31, 2007 presented herein for comparative purposes, have not been restated to reflect this change. The newly implemented accounting policy has been applied retroactively, with its cumulative effect being adjusted to the beginning balance of unappropriated retained earnings. This change increased retained earnings and accumulated other comprehensive income by ₩98,980 million and ₩1,950 million, respectively, as of December 31, 2007. It also decreased capital surplus and deferred income tax liabilities by ₩1 million and ₩100,929 million, respectively, as of December 31, 2007.

The Company has changed the scope of its related parties in accordance with revision of SKFAS No. 20, Related Party Disclosures. Note 27 to non-consolidated financial statements as of and for the year ended December 31, 2007 presented herein for comparative purpose, has been restated to reflect this change.

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from these estimates.

Investments in Securities

Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments, except those securities that mature or are certain to be disposed of within one year, which are classified as current assets.

Cost is measured at the market value upon acquisition, including incidental costs, and is determined using the average cost method.

Available-for-sale securities are stated at fair value, while non-marketable equity securities are stated at cost. Unrealized holding gains and losses on available-for-sale securities are reported in equity under accumulated other comprehensive income, which are to be included in current operations upon the disposal or impairment of the securities. In the case of available-for-sale debt securities, the difference between the acquisition cost after amortization using the effective interest rate method and the fair value is reported in equity as a component of accumulated other comprehensive income.

Impairment resulting from a significant or prolonged decline in fair value of the security below its acquisition cost, net of amortization is recognized in current operations.

Equity-Method Investments

Investments in business entities in which the Company has control or the ability to exercise significant influence over the operating and financial policies are accounted for using the equity method of accounting.

Under the equity method, the original investment is recorded at cost and adjusted by the Company's share in the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders' equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits arising from intercompany transactions between the Company and its equity-method investees are eliminated.

Differences between the investment amounts and corresponding capital amounts of the investees at the date of acquisition of the investment are recorded as part of investments and are amortized over five years using the straight-line method. However, differences which occur from additional investments made after the Company obtains control are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Assets and liabilities of the Company's foreign investees are translated at current exchange rates, while income and expense are translated at average rates for the period. Adjustments resulting from the translation process are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Certain equity-method investments are accounted for based on unaudited or unreviewed financial statements as the audited or reviewed financial statements of these entities are not available as of the date of this audit report.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method, except for materials-in-transit which are stated at actual cost as determined using the specific identification method. Losses on valuation of inventories and losses on inventory obsolescence are recorded as part of cost of sales.

Property, Plant and Equipment, Net of Accumulated Depreciation

Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluation in accordance with the Asset Revaluation Law of Korea. The revaluation presents production facilities and other buildings at their depreciated replacement cost, and land at the prevailing market price, as of the effective date of revaluation. The revaluation increment, net of revaluation tax, is first applied to offset accumulated deficit and deferred foreign exchange losses, if any. The remainder may be credited to capital surplus or transferred to raise common stock. A new basis for calculating depreciation is established for revalued assets.

Depreciation is computed using the straight-line method over the following estimated useful lives:

	Estimated useful lives
Buildings and auxiliary facilities	15, 30 years
Structures	15 years
Machinery and equipment	5 years
Tools and fixtures	5 years
Vehicles	5 years

Maintenance and Repairs

Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of the related asset are capitalized.

Intangible Assets

Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

	Estimated useful lives
Goodwill	5 years
Intellectual property rights	10 years
Other intangible assets	5 years

Leases

A lease which has substantially non-cancelable terms and transfers the benefits and risks incidental to ownership from lesser to lessee is classified as a finance lease. All other leases are classified as operating leases.

Finance lease receivables are recorded at the present value of minimum lease payments. Accrued interest is recognized over the lease period using the effective interest rate method.

Operating lease assets are included in property, plant and equipment and depreciated using the same depreciation method used for other similar assets. Revenues from operating lease assets are recognized on a basis that reflects the patterns of benefits over the lease term.

Discounts and Premiums on Debentures

The difference between the face value and the proceeds on issuance of the debenture is treated as either a discount or premium on the debenture, which is amortized over the term of the debenture using the effective interest rate method. The discount or premium is reported as a direct deduction from or addition to the face value of the debenture in the balance sheet. Amortization of the discount or premium is treated as part of interest expense.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

A portion of the accrued severance benefits of the Company are funded through a group severance insurance plan with Samsung Life Insurance Co., Ltd., and the amounts funded under this insurance plan are classified as a deduction from the accrued severance benefits liability.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Revenue Recognition

Sales of products and merchandise are recognized upon delivery when the significant risks and rewards of ownership of goods are transferred to the buyer. Revenue from rendering services is recognized using the percentage-of-completion method.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into Korean won at the rate of exchange in effect as of the balance sheet date. Gains and losses resulting from the translation are reflected as either income or expense for the period.

Foreign currency convertible debentures are translated at the exchange rate that will be used at the time of conversion as prescribed in the terms of such debentures.

Deferred Income Tax Assets and Liabilities

Deferred income tax assets and liabilities are recognized based on estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred income tax assets and liabilities are computed on such temporary differences by applying statutory tax rates applicable to the years when such differences are expected to be reversed. Tax assets related to tax credits and exemptions are recognized to the extent of the Company's certain taxable income.

The balance sheet distinguishes the current and non-current portions of the deferred tax assets and liabilities, whose balances are offset against each other by tax jurisdiction.

Long-Term Receivables and Payables

Long-term receivables and payables that have no stated interest rates or whose interest rates are different from the market rate are recorded at their present values using the market rate of interest. The difference between the nominal value and present value of the long-term receivables and payables are amortized using the effective interest rate method with interest income or expense adjusted accordingly.

Stock-Based Compensation

The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued and charged to expense over the vesting period, with a corresponding increase in a separate component of shareholders' equity.

Earnings Per Share

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted earnings per share is calculated using the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of common equivalent shares outstanding.

Provisions and Contingent Liabilities

When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

Asset Impairment
When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage, or the decline in the fair value of the asset, the decline in value is deducted from the book value and recognized as an asset impairment loss in the current period.

Approval of Financial Statements
The financial statements as of and for the year ended December 31, 2008, which are expected to be submitted to General Shareholders' Meeting, were approved by the Company's Board of Directors on January 23, 2009.

3. United States Dollar Amounts

The Company operates primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩1,257 to US$1, the exchange rate in effect on December 31, 2008. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2007 U.S. dollar amounts, which were previously expressed at ₩938 to US$1, the rate in effect on December 31, 2007, have been restated to reflect the exchange rate in effect on December 31, 2008.

4. Short-term financial instruments

Short-term financial instruments primarily consist of time deposits with stated maturities less than one year, and cash subject to withdrawal restrictions. As of December 31, 2008, cash deposits amounting to ₩21,698 million (2007: ₩30,696 million) are subject to withdrawal restrictions as they relate to government-sponsored research and development projects and other activities.

5. Short-Term Available-For-Sale Securities

Short-term available-for-sale securities as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)	2008	2007	Maturity
Beneficiary certificates [1]	982,067	775,493	Within 1 year
Financial institution bonds [2]	₩ -	₩ 147,340	Within 1 year
	₩ 982,067	₩ 922,833	

[1] Beneficiary certificates as of December 31, 2008 and 2007 consist of the following:

(In millions of Korean won)	2008	2007
Call loans	₩ 157	₩ 9,151
Certificates of deposit	231,561	270,546
Bonds	622,911	392,414
Time deposits	127,307	101,500
Others	131	1,882

[2] The balance as of December 31, 2007 includes accrued interest income amounting to ₩2,677 million.

For the years ended December 31, 2008 and 2007, changes in valuation gain or loss on short-term available-for-sale securities are as follows:

2008

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2008	Valuation Amount	Included in Earnings	Balance at December 31, 2008	Balance at January 1, 2008	Valuation Amount	Included in Earnings	Balance at December 31, 2008
Beneficiary certificates	₩ 5,493	₩ 12,067	₩ 5,493	₩ 12,067	₩ -	₩ -	₩ -	₩ -
Financial institution bonds	-	-	-	-	(196)	-	(196)	-
	₩ 5,493	₩ 12,067	₩ 5,493	12,067	₩ (196)	₩ -	₩ (196)	-
Deferred income tax				(2,920)				-
				₩ 9,147				₩ -

2007

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2008	Valuation Amount	Included in Earnings	Balance at December 31, 2008	Balance at January 1, 2008	Valuation Amount	Included in Earnings	Balance at December 31, 2008
Beneficiary certificates	₩ 9,085	₩ 5,493	₩ 9,085	₩ 5,493	₩ -	₩ -	₩ -	₩ -
Financial institution bonds	-	-	-	-	(580)	(196)	(580)	(196)
	₩ 9,085	₩ 5,493	₩ 9,085	5,493	₩ (580)	₩ (196)	₩ (580)	(196)
Deferred income tax				(1,510)				53
				₩ 3,983				₩ (143)

6. Accounts and Notes Receivable

Accounts and notes receivable with respective allowance for doubtful accounts as of December 31, 2008 and 2007, consist of following:

(In millions of Korean won)	2008	2007
Trade accounts and notes receivable	₩ 3,125,355	₩ 1,799,902
Less: Allowance for doubtful accounts	(35,515)	(19,395)
	₩ 3,089,840	₩ 1,780,507
Other accounts and notes receivable	₩ 1,011,281	₩ 821,183
Less: Allowance for doubtful accounts	(8,220)	(7,402)
Present value discounts	(99)	(58)
	₩ 1,002,962	₩ 813,723

Outstanding balance of trade accounts and notes receivable sold to financial institutions as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)	2008	2007
Export accounts and notes receivable with recourse	₩ 3,135,063	₩ 4,576,303
Export accounts and notes receivable without recourse	88,495	98,706
Domestic trade accounts receivable with recourse	296,908	224,342
Domestic trade accounts receivable without recourse	-	19,654
	₩ 3,520,466	₩ 4,919,005

As of December 31, 2008, the Company has credit insurance with Korea Export Insurance Co. and overseas insurance companies against export accounts receivable of the Company and its subsidiaries with their approved foreign customers.

Accounts that are valued at present value under long-term installment transactions (including current portions) are as follows:

(In millions of Korean won) Accounts	Face Value	Discount	Present Value	Period	Weighted-Average Interest Rate (%)
Long-term loans and other receivables	₩159,200	₩13,170	₩146,030	2004.5~ 2014.11	3.1~8.7
Long-term payables and other payables	444,602	87,301	357,301	2002.12~ 2017.3	7.7~8.7

7. Inventories

Inventories, net of valuation losses, as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)	2008	2007
Finished goods and merchandise	₩ 690,653	₩ 526,232
Work-in-process	1,737,791	1,405,548
Raw materials and supplies	1,337,069	1,289,768
Materials-in-transit	52,238	116,324
	₩ 3,817,751	₩ 3,337,872

Inventories are insured against fire and other casualty losses for up to ₩3,206,534 million as of December 31, 2008 (2007: ₩3,343,035 million).

As of December 31, 2008, losses from valuation of inventories to net realizable value amounted to ₩424,688 million (2007: ₩203,853 million).

8. Leases

Details of lease contracts held by the Company are as follows:

Finance lease

The Company provides S-LCD Corporation with machinery and equipment under finance lease contracts. The minimum lease payments and their present values as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)	2008		2007	
	Minimum lease payments	Present values	Minimum lease payments	Present values
Within one year	₩ 164,162	₩ 118,849	₩ 145,343	₩ 112,295
From one year to five years	493,454	406,229	279,467	245,410
	657,616	₩ 525,078	424,810	₩ 357,705
Present value adjustment	(132,538)		(67,105)	
Finance lease receivables	₩ 525,078		₩ 357,705	

Operating lease

The Company provides S-LCD Corporation with land and buildings under operating lease contracts. As of December 31, 2008 the book value of leased properties is ₩607,540 million (2007: ₩729,571 million) and minimum lease payments as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)	2008	2007
Within one year	₩ 92,624	₩ 113,254
From one year to five years	142,454	275,563
	₩ 235,078	₩ 388,817

9. Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)	Detail	2008 Acquisition Cost	2008 Market Value or Net Book Value of investee	2008 Recorded Book Value	2007 Recorded Book Value
Listed equities [1]	(1)	₩ 320,854	₩ 1,051,663	₩ 1,051,663	₩ 1,809,351
Non-listed equities [1]	(2)	114,064	90,852	76,703	126,338
Corporate bonds		487	487	487	487
		₩ 435,405	₩ 1,143,002	₩ 1,128,853	₩ 1,936,176

[1] Excludes equity-method investees.

(1) Listed equities

Listed equities as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won, number of shares and percentage)

	2008 Number of Shares Owned	2008 Percentage of Ownership (%)	2008 Acquisition Cost	2008 Market Value of investee	2008 Recorded Book Value	2007 Recorded Book Value
Samsung Heavy Industries	40,675,641	17.61	₩ 258,299	₩ 919,269	₩ 919,269	₩1,635,161
Samsung Fine Chemicals	2,164,970	8.39	45,678	83,243	83,243	95,259
Hotel Shilla	2,004,717	5.01	13,957	25,761	25,761	45,106
Cheil Worldwide	119,949	2.61	2,920	23,390	23,390	33,825
			₩ 320,854	₩1,051,663	₩1,051,663	₩1,809,351

The difference between the acquisition cost and fair value of the investments is recorded under accumulated other comprehensive income, a separate component of shareholders' equity.

(2) Non-listed equities

Non-listed equities as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won, number of shares and percentage)

			2008			2007
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value of investee	Recorded Book Value	Recorded Book Value
Samsung Petrochemical	514,172	12.96	₩ 8,040	₩ 16,673	₩ 8,040	₩ 8,040
Samsung General Chemicals	1,914,251	3.91	19,143	33,427	19,143	19,143
Samsung Venture Investment Corporation	980,000	16.33	4,900	6,472	4,900	4,900
iMarketKorea	380,000	14.10	1,900	9,320	1,900	1,900
Samsung SDI Brasil	585,645	0.08	887	-	-	55
International Cyber Marketing [1]	450,000	45.00	1,166	-	-	-
LLC Samsung Electronics Rus Kaluga [2]	-	-	-	-	-	9,168
Kihyup Technology Banking Corporation	1,000,000	17.24	5,000	6,512	5,000	5,000
Pusan Newport	1,135,307	1.15	5,677	4,360	5,677	5,677
Bluebird Soft	140,000	17.00	10,199	2,746	2,441	2,441
Korea Digital Satellite Broadcasting	600,000	0.71	3,344	1,575	3,000	3,000
TU Media Corporation	3,015,195	5.62	15,076	2,217	15,076	15,076
Symbian	-	-	-	-	-	31,839
Beijing T3G Technology	-	-	-	-	-	9,164
Inphi Corporation	2,732,241	6.40	4,171	596	4,171	4,171
Yong Pyong Resort	400,000	1.05	1,869	1,389	1,869	1,869
Others			32,692	5,565	5,486	4,895
			₩ 114,064	₩ 90,852	₩ 76,703	₩ 126,338

[1] As of December 31, 2008, this investment was not valued using the equity method of accounting due to the immateriality of its total asset balance.

[2] As of December 31, 2008, this investment which had been previously valued using the cost method, was valued using the equity method of accounting as the company exercised significant influence over the investee and its total assets as of December 31, 2007 exceeded ₩7,000 million.

Impairment loss of investments resulting from significant or prolonged decline in realizable value below the acquisition cost amounted to ₩1,287 million for the year ended December 31, 2007.

As of December 31, 2008, the Company's investment in Pusan Newport Co., Ltd. is pledged as collateral against the investee's debt.

(3) Valuation Gain or Loss on Available-For-Sale Securities

For the years ended December 31, 2008 and 2007, changes in valuation gain or loss on long-term available-for-sale securities are as follows:

2008

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2008	Valuation Amount	Included in Earnings	Balance at December 31, 2008	Balance at January 1, 2008	Valuation Amount	Included in Earnings	Balance at December 31, 2008
Listed equities	₩1,488,502	₩(757,688)	₩ -	₩ 730,814	₩ -	₩ -	₩ -	₩ -
Deferred income tax				(160,779)				-
				₩ 570,035				₩ -

2007

(In millions of Korean won)

	Valuation Gain on Available-For-Sale Securities				Valuation Loss on Available-For-Sale Securities			
	Balance at January 1, 2007	Valuation Amount	Included in Earnings	Balance at December 31, 2007	Balance at January 1, 2007	Valuation Amount	Included in Earnings	Balance at December 31, 2007
Listed equities	₩694,741	₩793,761	₩ -	₩1,488,502	₩ -	₩ -	₩ -	₩ -
Government and public bonds	-	-	-	-	(1,318)	-	(1,318)	-
	₩694,741	₩793,761	₩ -	1,488,502	₩ (1,318)	₩ -	₩ (1,318)	-
Deferred income tax				(409,338)				-
				₩1,079,164				₩ -

10. Equity-Method Investments

Changes in equity-method investments for the year ended December 31, 2008, consist of the following:

(In millions of Korean won, number of shares and percentage)

Investee	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value of investee	Recorded Book Value
Samsung Gwangju Electronics	38,515,579	94.25	₩ 192,676	₩ 684,200	₩ 682,670
Samsung Electro-Mechanics	17,693,084	22.80	359,237	445,531	445,244
Samsung Techwin	19,604,254	25.46	211,726	275,290	272,833
Samsung Card	43,393,170	35.29	1,538,540	1,330,092	1,455,485
Samsung Corning Precision Glass	7,512,165	42.54	297,165	1,846,755	1,771,209
Samsung SDI	9,282,753	19.68	423,722	892,938	874,079
S-LCD	350,000,001	50.00	1,750,000	1,844,734	1,792,110
Samsung Asia	42,911,351	70.00	20,454	322,666	301,166
Samsung (China) Investment	-	100.00	61,023	526,092	511,641
Samsung Electronica da Amazonia	-	100.00	121,628	324,558	312,367
Samsung Electronics America	481,031	100.00	2,895,260	3,810,508	3,621,057
Samsung Electronics Asia Holding	-	100.00	332,198	383,758	344,540
Samsung Electronics Benelux	2,260,017	100.00	226,453	347,053	337,453
Samsung Electronics Holding	-	100.00	77,610	399,176	354,846
Samsung Electronics Hungarian	752,999	100.00	48,397	677,740	650,157
Samsung Electronics Suzhou LCD	-	100.00	206,553	337,447	313,397
Samsung Electronics Suzhou Semiconductor	-	100.00	266,060	515,184	483,923
Samsung Electronics (UK)	109,546,000	100.00	187,907	446,767	433,202
Thai Samsung Electronics	11,020,000	91.83	37,423	290,600	279,163
Tianjin Samsung Telecom Technology	-	90.00	83,779	544,300	490,041
Others			2,167,848	5,206,880	4,663,609
			₩11,505,659	₩21,452,269	₩20,390,192

Changes in equity-method investments for the year ended December 31, 2007, consisted of the following:

(In millions of Korean won, number of shares and percentage)

Investee	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value of investee	Recorded Book Value
Samsung Gwangju Electronics	38,515,579	94.25	₩ 192,676	₩ 678,712	₩ 674,574
Samsung Electro-Mechanics	17,693,084	22.80	359,237	448,570	445,205
Samsung Techwin	19,604,254	25.46	211,726	261,362	258,411
Samsung Card	43,393,170	36.87	1,538,540	1,312,044	1,436,087
Samsung Corning Precision Glass	7,512,165	42.54	297,165	1,302,773	1,246,710
Samsung SDI	9,282,753	19.68	423,722	911,657	893,419
S-LCD	350,000,001	50.00	1,750,000	1,742,000	1,680,254
Samsung Asia	42,911,351	70.00	20,454	277,774	261,398
Samsung (China) Investment	-	100.00	61,023	355,848	342,872
Samsung Electronica da Amazonia	-	100.00	121,628	216,640	206,140
Samsung Electronics America	386,061	100.00	1,827,359	1,971,619	1,791,662
Samsung Electronics Asia Holding	-	100.00	185,463	184,805	184,816
Samsung Electronics Benelux	2,260,017	100.00	134,222	170,863	186,489
Samsung Electronics Holding	-	100.00	77,610	252,285	180,355
Samsung Electronics Hungarian	752,999	100.00	48,397	543,457	521,042
Samsung Electronics Suzhou LCD	-	100.00	206,553	210,300	200,139
Samsung Electronics Suzhou Semiconductor	-	100.00	235,241	327,507	294,174
Samsung Electronics (UK)	109,546,000	100.00	187,907	353,515	338,579
Thai Samsung Electronics	11,020,000	91.83	37,423	221,862	206,212
Tianjin Samsung Telecom Technology	-	90.00	83,779	336,850	272,574
Others			1,998,465	3,880,836	3,387,350
			₩ 9,998,590	₩15,961,279	₩15,008,462

Eliminated unrealized gains and losses as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)	2008			2007		
Investee	Inventories	Property, Plant and Equipment and Intangible Assets	Total	Inventories	Property, Plant and Equipment and Intangible Assets	Total
Samsung SDI	₩ (645)	₩ 170	₩ (475)	₩ 1,810	₩ (14,236)	₩ (12,426)
Samsung Electro-Mechanics	3,125	8	3,133	8,516	239	8,755
SEMES	768	(22,062)	(21,294)	(165)	(20,278)	(20,443)
Samsung Corning Precision Glass	(28,678)	(7,219)	(35,897)	(2,141)	(4,951)	(7,092)
S-LCD	(5,758)	14,881	9,123	(3,806)	(30,072)	(33,878)
Samsung Electronics America	(13,451)	1,679	(11,772)	(54,314)	(7,376)	(61,690)
Samsung Electronics (UK)	7,161	(1,232)	5,929	9,600	(182)	9,418
Samsung Electronics Holding	27,624	(24)	27,600	(30,081)	(2)	(30,083)
Samsung Electronics Europe Logistics	(10,561)	(2)	(10,563)	(8,075)	(2)	(8,077)
LLC Samsung Electronics Rus	1,328	(135)	1,193	(6,970)	-	(6,970)
Samsung Electronics Indonesia	15,184	23	15,207	(12,961)	(590)	(13,551)
Thai Samsung Electronics	4,038	164	4,202	(9,111)	(40)	(9,151)
Samsung Electronics Taiwan	3,496	1	3,497	9,232	(1)	9,231
Samsung Electronics Suzhou Semiconductor	-	1,914	1,914	1,100	(16,368)	(15,268)
Samsung Electronics Huizhou	4,744	66	4,810	(11,539)	(1,606)	(13,145)
Tianjin Samsung Electronics Display	3,118	15	3,133	(8,135)	(67)	(8,202)
Suzhou Samsung Electronics	7,317	(627)	6,690	(6,416)	266	(6,150)
Samsung Electronics (Shandong) Digital Printing	(8,035)	11	(8,024)	(10,519)	19	(10,500)
Shenzhen Samsung Kejian Mobile Telecommunication Technology	(440)	273	(167)	13,547	242	13,789
Samsung Japan	20,836	356	21,192	13,810	5,305	19,115
Samsung Electronics Asia Holding	(39,222)	-	(39,222)	-	-	-
Others	5,573	(18,881)	(13,308)	(12,331)	(20,228)	(32,559)
	₩ (2,478)	₩ (30,621)	₩ (33,099)	₩(118,949)	₩ (109,928)	₩ (228,877)

Amounts in the table represent eliminated unrealized gains and losses for the years ended December 31, 2008 and 2007, recognized as part of equity earnings (losses) from equity method investments.

The changes in the book values of equity-method investments for the years ended December 31, 2008 and 2007, are as follows:

(In millions of Korean won)

	2008			
Investee	Balance at Beginning of Year	Earnings from Equity -Method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung Gwangju Electronics	₩ 674,574	₩ 8,096	₩ -	₩ 682,670
Samsung Electro-Mechanics	445,205	13,708	(13,669)	445,244
Samsung Techwin	258,411	19,188	(4,766)	272,833
Samsung Card	1,436,087	108,304	(88,906)	1,455,485
Samsung Corning Precision Glass	1,246,710	758,306	(233,807)	1,771,209
Samsung SDI	893,419	7,175	(26,515)	874,079
S-LCD	1,680,254	111,854	2	1,792,110
Samsung Asia	261,398	15,569	24,199	301,166
Samsung (China) Investment	342,872	11,231	157,538	511,641
Samsung Electronica da Amazonia	206,140	111,229	(5,002)	312,367
Samsung Electronics America	1,791,662	(55,469)	1,884,864	3,621,057
Samsung Electronics Asia Holding	184,816	(73,765)	233,489	344,540
Samsung Electronics Benelux	186,489	509	150,455	337,453
Samsung Electronics Holding	180,355	96,464	78,027	354,846
Samsung Electronics Hungarian	521,042	(9,858)	138,973	650,157
Samsung Electronics Suzhou LCD	200,139	16,483	96,775	313,397
Samsung Electronics Suzhou Semiconductor	294,174	41,040	148,709	483,923
Samsung Electronics (UK)	338,579	95,177	(554)	433,202
Thai Samsung Electronics	206,212	86,665	(13,714)	279,163
Tianjin Samsung Telecom Technology	272,574	57,525	159,942	490,041
Others	3,387,350	372,759	903,500	4,663,609
	₩15,008,462	₩ 1,792,190	₩ 3,589,540	₩20,390,192

(In millions of Korean won)

	2007			
Investee	**Balance at Beginning of Year**	**Earnings from Equity -Method Investments**	**Other Increase (Decrease)**	**Balance at End of Year**
Samsung Gwangju Electronics	₩ 575,712	₩ 98,862	₩ -	₩ 674,574
Samsung Electro-Mechanics	394,899	34,714	15,592	445,205
Samsung Techwin	216,118	48,720	(6,427)	258,411
Samsung Card	972,965	215,309	247,813	1,436,087
Samsung Corning Precision Glass	894,801	409,000	(57,091)	1,246,710
Samsung SDI	920,389	(131,751)	104,781	893,419
S-LCD	1,459,395	21,359	199,500	1,680,254
Samsung Asia	217,075	24,358	19,965	261,398
Samsung (China) Investment	280,459	117,862	(55,449)	342,872
Samsung Electronica da Amazonia	107,891	45,628	52,621	206,140
Samsung Electronics America	771,889	231,854	787,919	1,791,662
Samsung Electronics Asia Holding	77,758	(9,168)	116,225	184,816
Samsung Electronics Benelux	50,443	7,253	128,793	186,489
Samsung Electronics Holding	136,513	17,703	26,139	180,355
Samsung Electronics Hungarian	341,165	126,919	52,958	521,042
Samsung Electronics Suzhou LCD	151,736	4,478	43,925	200,139
Samsung Electronics Suzhou Semiconductor	187,694	20,645	85,835	294,174
Samsung Electronics (UK)	269,509	126,736	(57,666)	338,579
Thai Samsung Electronics	126,900	58,505	20,807	206,212
Tianjin Samsung Telecom Technology	142,120	205,461	(75,007)	272,574
Others	2,969,652	690,434	(272,735)	3,387,350
	₩11,265,083	₩ 2,364,881	₩ 1,378,498	₩15,008,462

Financial information of investee companies as of December 31, 2008 and 2007, and for the years then ended follows:

(In millions of Korean won)

	2008			
Investee	Assets	Liabilities	Sales	Net income (loss)
Samsung Gwangju Electronics	₩ 910,335	₩ 184,394	₩ 2,591,240	₩ 6,833
Samsung Electro-Mechanics	3,194,434	1,240,349	3,099,821	48,080
Samsung Techwin	2,390,100	1,308,833	3,595,145	73,623
Samsung Card	14,433,635	10,664,601	2,926,714	297,913
Samsung Corning Precision Glass	4,946,350	605,129	3,852,299	1,828,627
Samsung SDI	5,977,519	1,440,231	4,649,465	38,874
S-LCD	5,104,313	1,414,846	7,880,370	205,463
Samsung Asia	863,868	402,916	4,719,059	36,194
Samsung (China) Investment	1,427,098	901,006	2,835,060	5,286
Samsung Electronica da Amazonia	1,062,511	737,953	2,482,366	112,919
Samsung Electronics America	6,957,013	3,146,505	18,488,840	(43,698)
Samsung Electronics Asia Holding	383,917	159	-	(34,536)
Samsung Electronics Benelux	600,232	253,179	1,552,425	25,735
Samsung Electronics Holding	663,197	264,021	-	68,864
Samsung Electronics Hungarian	1,022,227	344,486	3,948,427	(5,503)
Samsung Electronics Suzhou LCD	493,427	155,980	244,774	30,373
Samsung Electronics Suzhou Semiconductor	608,222	93,037	344,910	39,126
Samsung Electronics (UK)	1,363,174	916,408	4,272,445	89,248
Thai Samsung Electronics	550,531	234,077	2,026,968	89,797
Tianjin Samsung Telecom Technology	964,951	360,173	5,708,094	52,787
Others	24,893,634	16,912,887	105,668,706	682,387

(In millions of Korean won)

	2007			
Investee	**Assets**	**Liabilities**	**Sales**	**Net income (loss)**
Samsung Gwangju Electronics	₩ 953,935	₩ 233,812	₩ 2,404,892	₩ 109,582
Samsung Electro-Mechanics	3,191,355	1,223,959	2,690,431	112,789
Samsung Techwin	1,900,287	873,731	3,243,196	203,209
Samsung Card	12,518,537	8,959,658	2,226,729	531,589
Samsung Corning Precision Glass	3,736,683	674,303	2,244,348	974,232
Samsung SDI	6,570,071	1,936,904	3,792,465	(592,183)
S-LCD	4,348,221	864,221	4,785,445	112,076
Samsung Asia	904,544	507,724	4,795,851	36,951
Samsung (China) Investment	1,097,337	741,488	1,827,410	120,004
Samsung Electronica da Amazonia	662,177	445,537	1,647,862	42,445
Samsung Electronics America	3,241,822	1,270,204	11,615,562	269,806
Samsung Electronics Asia Holding	184,809	4	-	(9,167)
Samsung Electronics Benelux	326,983	156,120	1,182,011	11,893
Samsung Electronics Holding	716,669	464,383	-	47,786
Samsung Electronics Hungarian	948,141	404,684	2,493,452	130,467
Samsung Electronics Suzhou LCD	245,257	34,957	109,148	10,015
Samsung Electronics Suzhou Semiconductor	511,254	183,747	227,306	35,914
Samsung Electronics (UK)	826,979	473,464	3,198,687	117,318
Thai Samsung Electronics	457,111	215,520	1,389,076	73,674
Tianjin Samsung Telecom Technology	914,925	540,647	4,788,349	232,717
Others	20,825,385	14,718,878	81,903,589	1,250,407

Market value information of publicly listed investee companies as of December 31, 2008 and 2007, is as follows:

(In millions of Korean won)	2008		2007	
	Market Value	Recorded Book Value	Market Value	Recorded Book Value
Samsung SDI	₩ 510,551	₩ 874,079	₩ 617,303	₩ 893,419
Samsung Electro-Mechanics	589,180	445,244	869,615	445,205
Samsung Card	1,592,529	1,455,485	2,339,969	1,436,087
Samsung Techwin	558,721	272,833	826,319	258,411

Valuation gain and loss on securities as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)

2008							
Gains from changes in equity of equity method investments				Losses from changes in equity of equity method investments			
Balance at January 1, 2008	Valuation Amount	Included in Earnings	Balance at December 31, 2008	Balance at January 1, 2008	Valuation Amount	Included in Earnings	Balance at December 31, 2008
₩1,068,500	₩2,581,581	₩ 579	₩3,650,660	₩ (176,998)	₩ 138,680	₩ 293	₩ (38,025)
Deferred income tax			(388,077)				3,617
			₩3,262,583				₩ (34,408)

2007							
Gains from changes in equity of equity method investments				Losses from changes in equity of equity method investments			
Balance at January 1, 2007	Valuation Amount	Included in Earnings	Balance at December 31, 2007	Balance at January 1, 2007	Valuation Amount	Included in Earnings	Balance at December 31, 2007
₩ 540,888	₩ 529,562	₩ -	₩ 1,070,450	₩ (533,266)	₩ 390,858	₩ (34,590)	₩ (176,998)
Deferred income tax			(104,097)				459
			₩ 966,353				₩ (176,539)

Samsung Corning was merged to Samsung Corning Precision Glass on December 28, 2007.

11. Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2008 and 2007, and its movements for the years then ended consist of the following:

	2008					
(In millions of Korean won)	**Land**	**Buildings and Structures**	**Machinery and equipment**	**Construction-In-Progress and Machinery-In-Transit**	**Others**	**Total**
Balance at January 1, 2008	₩2,936,185	₩6,177,822	₩17,476,389	₩ 2,423,112	₩ 763,875	₩29,777,383
Acquisition	8,171	120,060	207,085	9,097,158	56,078	9,488,552
Transfer	34,082	969,376	6,864,870	(7,998,592)	130,264	-
Disposal	(57,101)	(13,540)	(66,882)	-	(48,977)	(186,500)
Depreciation	-	(461,952)	(6,755,625)	-	(245,995)	(7,463,572)
Others	-	2	(168)	(365,317)	(557)	(366,040)
Balance at December 31, 2008	₩2,921,337	₩6,791,768	₩17,725,669	₩ 3,156,361	₩ 654,688	₩31,249,823
Acquisition cost	2,921,337	9,250,706	55,041,068	3,156,361	1,867,878	72,237,350
Accumulated depreciation	-	(2,458,938)	(37,315,399)	-	(1,213,190)	(40,987,527)

	2007					
(In millions of Korean won)	**Land**	**Buildings and Structures**	**Machinery and equipment**	**Construction-In- Progress and Machinery - In-Transit**	**Others**	**Total**
Balance at January 1, 2007	₩2,787,127	₩5,714,950	₩16,222,039	₩ 3,283,773	₩ 812,553	₩28,820,442
Acquisition	3,580	15,037	224,493	8,199,478	69,752	8,512,340
Transfer	279,627	916,358	7,441,487	(8,788,020)	150,548	-
Disposal	(134,149)	(42,330)	(186,131)	-	(22,975)	(385,585)
Depreciation	-	(425,971)	(6,225,076)	-	(257,966)	(6,909,013)
Others	-	(222)	(423)	(272,120)	11,963	(260,802)
Balance at December 31, 2007	₩2,936,185	₩6,177,822	₩17,476,389	₩ 2,423,111	₩ 763,875	₩29,777,382
Acquisition cost	2,936,185	8,191,985	48,916,870	2,423,111	1,878,898	64,347,049
Accumulated depreciation	-	(2,014,163)	(31,440,481)	-	(1,115,023)	(34,569,667)

As of December 31, 2008, property, plant and equipment are insured against fire and other casualty losses, and business interruption losses for up to ₩73,174,568 million and ₩22,702,894 million, respectively (2007: ₩60,100,124 million and ₩22,357,532 million, respectively).

As of December 31, 2008, the value of land based on the posted price issued by the Korean tax authority amounted to ₩4,492,261 million (2007: ₩3,972,012 million).

In accordance with the Asset Revaluation Law, on January 1, 1980, 1982, 1998, and April 1, 1999, the Company revalued a substantial portion of its property, plant, equipment and investments in equity securities and recorded revaluation increments of ₩3,051,612 million. The remaining revaluation increments amounting to ₩1,208,872 million, net of revaluation tax, credits to deferred foreign currency translation losses and others, were credited to capital surplus, a component of shareholders' equity.

12. Intangible Assets

Changes in intangible assets for the years ended December 31, 2008 and 2007, are as follows:

	2008							
(In millions of Korean won)		**Goodwill**		**Intellectual Property Rights**		**Others**		**Total**
Balance at January 1, 2008	₩	504	₩	305,041	₩	262,771	₩	568,316
Acquisition [1]		-		142,080		103,120		245,200
Disposal		-		(2,089)		(2,756)		(4,845)
Amortization		(356)		(59,623)		(95,633)		(155,612)
Balance at December 31, 2008	₩	148	₩	385,409	₩	267,502	₩	653,059

	2007							
(In millions of Korean won)		**Goodwill**		**Intellectual Property Rights**		**Others**		**Total**
Balance at January 1, 2007	₩	861	₩	251,829	₩	269,688	₩	522,378
Acquisition [1]		-		112,428		84,226		196,654
Disposal		-		(2,631)		(307)		(2,938)
Amortization		(357)		(56,585)		(90,836)		(147,778)
Balance at December 31, 2007	₩	504	₩	305,041	₩	262,771	₩	568,316

[1] Acquisitions include amounts transferred from other accounts such as construction-in-progress.

The amortization expense of intangible assets for the years ended December 31, 2008 and 2007, is distributed among the following accounts:

(In millions of Korean won)

Account		2008		2007
Production costs	₩	29,193	₩	27,886
Selling and administrative expenses		47,023		43,472
Research and development expenses		79,396		76,420
	₩	155,612	₩	147,778

13. Long-Term Deposits and Other Assets

Long-term deposits and other assets as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)		2008		2007
Long-term trade receivables, net	₩	17,126	₩	27,287
Long-term loans receivables, net		134,005		176,887
Long-term guarantee deposits		438,014		428,133
Long-term prepaid expenses		311,106		436,118
	₩	900,251	₩	1,068,425

14. Foreign Currency Notes and Bonds

Unsecured foreign currency notes and bonds as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)	Due Date		2008		2007
US$ denominated straight bonds [1]	October 1, 2027	₩	119,463	₩	93,820
Less: Current maturities			(6,009)		(4,470)
Discounts			(5,284)		(5,535)
		₩	108,170	₩	83,815

[1] On October 2, 1997, the Company issued straight bonds in the amount of US$100,000 thousand at 99.85% of face value. The bonds bear interest at 7.7% per annum and will mature on October 1, 2027, with repayments to be made annually for 20 years after a ten-year grace period from the date of issuance.

Maturities of foreign currency notes, outstanding as of December 31, 2008, are as follows:

(In millions of Korean won) **For the Years Ending December 31**		**Foreign Currency Notes**
2009	₩	6,288
2010		6,288
2011		6,288
2012		6,288
Thereafter		94,311
	₩	119,463

15. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)		2008		2007
Balance at the beginning of the year	₩	1,782,071	₩	1,552,617
Provision for severance benefits		463,611		516,099
Transferred from affiliated companies		1,662		1,370
Actual severance payments		(253,723)		(288,015)
		1,993,621		1,782,071
Less : Cumulative deposits to the National Pension Fund		(8,918)		(10,121)
Severance insurance deposits		(1,287,514)		(1,148,803)
Balance at the end of the year	₩	697,189	₩	623,147

16. Accrued Expenses

Changes in the significant accrued expenses during the year ended December 31, 2008, are as follows:

(In millions of Korean won)	Reference	January 1, 2008	Increase	Decrease	December 31, 2008
Warranty reserves	(1)	₩306,516	₩622,238	₩595,959	₩332,795
Royalty expenses	(2)	1,315,414	516,312	577,950	1,253,776
Long-term incentives	(3)	39,145	178,329	40,587	176,887

(1) The Company accrues reserves for estimated costs of future service, repairs and recalls, based on historical experience and terms of warranties (1~4 years).

(2) The Company makes provisions for royalty costs relating to technical assistance agreements that have not been settled. The timing of payment depends on the settlement of the agreements.

(3) The Company introduced long-term incentive plans for its executives based on three-year management performance criteria and has made a provision for the estimated incentive cost accruing for the period. .

17. Commitments and Contingencies

(A) As of December 31, 2008, the Company is contingently liable for guarantees of indebtedness, mostly for related parties, approximating ₩10,312 million for loans in Korea and US$2,297 million on drawn facilities which have a maximum limit of US$4,323 million outside of Korea.

As of December 31, 2008, the Company is contingently liable for guarantee of US$21.6 million undertaken by Citi Bank relating to the guarantees for Samsung Electronics Latinoamerica, a wholly owned subsidiary of the Company.

As of December 31, 2008, the Company is providing a US$23 million guarantee for Samsung Electronics Hungarian relating to the investment incentive contract with the Hungarian government.

As of December 31, 2008, the Company is contingently liable for guarantees of indebtedness up to a limit of ₩250,132 million for employees' housing rental deposits.

(B) As of December 31, 2008, the Company is insured against future contract commitments for up to ₩117,947 million.

(C) As of December 31, 2008, the Company has technical assistance agreements with certain companies requiring payment for use of the technology or from sales of products manufactured using such technology.

(D) As of December 31, 2008, the Company has bank overdraft facility agreements with Shinhan Bank and four other banks with a combined maximum limit of ₩211,300 million.

(E) As of December 31, 2008, the Company has trade notes receivable discounting facilities with six banks, including Shinhan Bank with a combined limit of up to ₩688,000 million; a trade financing agreement with 23 banks including Woori Bank for up to US$9,774 million; and an accounts receivable factoring agreement with Korea Exchange Bank for up to ₩150,000 million. In addition, the Company has a credit sales facility agreement with Woori Bank (up to ₩70,000 million) and Kookmin Bank (up to ₩200,000 million), and assumes recourse obligation on the receivables where the extensions have been granted on the credit periods. The Company also has loan facilities with accounts receivable pledged as collateral with four banks, including Woori Bank, for up to ₩642,000 million.

(F) The United States Department of Justice Antitrust Division (the Justice Department), European Commission and other countries' anti-trust authorities initiated an investigation into alleged anti-trust violations by sellers of TFT-LCD, DRAM, SRAM and Flash Memory, including the Company and some of its foreign subsidiaries. Following the investigation by the Justice Department, several civil class actions were filed against the Company and its subsidiaries in the United States. As of balance sheet date, the outcome of the investigation and civil actions is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot be determined.

(G) Based on the agreement entered on August 24, 1999, with respect to Samsung Motor Inc.'s ("SMI") bankruptcy proceedings, Samsung Motor Inc.'s creditors ("the Creditors") filed a civil action against Mr. Kun Hee Lee, former chairman of the Company, and 28 Samsung Group affiliates including the Company under joint and several liability for failing to comply with such agreement. Under the suit, the Creditors have sought ₩2,450 billion for loss of principal on loans extended to SMI, a separate amount for breach of the agreement, and an amount for default interest.

On January 31, 2008, Seoul Administrative Court made the ruling on this case. Under the ruling, Samsung Group affiliates were ordered to pay approximately ₩1,634 billion to the Creditors by disposing 2,334,045 shares of Samsung Life Insurance Co., Ltd. (the "Shares") donated by Mr. Lee, excluding 1,165,955 shares already sold by the Creditors. If the proceeds from sale of Shares are not sufficient to satisfy their obligations, Samsung Group affiliates were obligated to satisfy the shortfall by either participating in the Creditors' equity offering or purchasing subordinated debentures issued by the Creditors. In addition, Samsung Group affiliates were ordered to pay default interest on ₩1,634 billion at 6% per annum for the period from January 1, 2001, to the date of settlement.

The Company, other Samsung Group affiliates, Mr. Lee, and the Creditors all have appealed the ruling, and currently, the second trial for this case is pending at Seoul High Court. The ultimate outcome of this case can not be determined at this time. Since the amount of Company's obligation is uncertain, the effects of this matter on the Company's financial statements can not be reasonably determined.

(H) As of December 31, 2008, the Company has been named as a defendant in legal actions filed by 25 overseas companies including Sharp Corporation, and as the plaintiff in legal actions against 4 overseas companies including ON Semiconductor Corporation for alleged patent infringements.

In addition to cases mentioned above, the Company has been involved in various claims and proceedings pending in the normal course of business as of December 31, 2008. The Company's management believes that, although the outcome of these matters is uncertain, the conclusion of these matters will not have a material adverse effect on financial position of the Company.

18. Capital Stock

Under its Articles of Incorporation, the Company is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock that are non-voting and entitled to a minimum cash dividend at 9% of par value. In addition, the Company is authorized to issue to investors, other than current shareholders, convertible debentures and debentures with warrants with face values of up to ₩4,000 billion and ₩2,000 billion, respectively. The convertible debentures amounting to ₩3,000 billion and ₩1,000 billion are assigned to common stock and preferred stock, respectively. While the debentures with warrants amounting to ₩1,500 billion and ₩500 billion are assigned to common stock and preferred stock, respectively

The Company is also authorized, subject to the Board of Directors' approval, to issue shares of common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

The Company is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. As of December 31, 2008, 8,310,000 shares of common stock and 1,060,000 shares of non-voting preferred stock have been retired over three trenches, with the Board of Directors' approval.

As of December 31, 2008, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred shares which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital as the retirement of capital stock was recorded as a deduction from retained earnings.

The Company has issued global depositary receipts ("GDR") to overseas capital markets. The number of outstanding GDR as of December 31, 2008 and 2007, are as follows:

	2008		2007	
	Non-voting Preferred Stock	Common Stock	Non-voting Preferred Stock	Common Stock
Outstanding GDR				
- Share of Stock	3,402,937	8,661,570	3,459,872	10,629,358
- Share of GDR	6,805,874	17,323,140	6,919,744	21,258,716

19. Retained Earnings

Retained earnings as of December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)		**2008**		**2007**
Appropriated				
Legal reserve:				
Earned surplus reserve [1]	₩	450,789	₩	450,789
Discretionary reserve:				
Reserve for improvement of financial structure		204,815		204,815
Reserve for business rationalization		9,512,101		8,512,101
Reserve for overseas market development		510,750		510,750
Reserve for overseas investment losses		164,982		164,982
Reserve for research and human resource development		26,936,458		22,936,458
Reserve for export losses		167,749		167,749
Reserve for loss on disposal of treasury stock		3,100,000		2,550,000
Reserve for capital expenditure		8,816,905		8,216,439
		49,864,549		43,714,083
Unappropriated		5,551,503		7,248,594
Total	₩	55,416,052	₩	50,962,677

[1] The Commercial Code of the Republic of Korea requires the Company to appropriate as a legal reserve, an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through a resolution of the Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the shareholders.

20. Dividends

The Company declared cash dividends to shareholders of common stock and preferred stock as interim dividends for the six-month periods ended June 30, 2008 and 2007, and as year-end dividends for the years ended December 31, 2008 and 2007.

Details of interim dividends and year-end dividends are as follows:

(A) Interim Dividends

(In millions of Korean won and number of shares)

		2008	2007
Number of shares eligible for dividends	Common stock	126,968,200 shares	126,217,610 shares
	Preferred stock	19,853,734 shares	19,853,734 shares
Dividend rate		10%	10%
Dividend amount	Common stock	₩ 63,484	₩ 63,109
	Preferred stock	9,927	9,927
		₩ 73,411	₩ 73,036

(B) Year-end Dividends

(In millions of Korean won and number of shares)

		2008	2007
Number of shares eligible for dividends	Common stock	127,035,908 shares	126,427,076 shares
	Preferred stock	19,853,734 shares	19,853,734 shares
Dividend rate	Common stock	100%	150%
	Preferred stock	101%	151%
Dividend amount	Common stock	₩ 635,180	₩ 948,203
	Preferred stock	100,261	149,896
		₩ 735,441	₩ 1,098,099

(C) Dividend Payout Ratio

(In millions of Korean won)	2008	2007
Dividends	₩ 808,852	₩ 1,171,135
Net income	5,525,904	7,425,016
Dividend payout ratio	14.64%	15.77%

(D) Dividend Yield Ratio

	2008		2007	
	Common Stock	Preferred Stock	Common Stock	Preferred Stock
Dividend per share	₩ 5,500	₩ 5,550	₩ 8,000	₩ 8,050
Market price [1]	464,625	278,250	566,600	426,700
Dividend yield ratio	1.18%	1.99%	1.41%	1.89%

[1] The average closing price for a week before 2 trading days prior to closing date of shareholders' list.

21. Treasury Stock

As of December 31, 2008, the Company holds 20,263,429 common shares and 2,979,693 preferred shares as treasury stocks.

22. Stock-Based Compensation

The Company has a stock option plan that provides for the granting of stock purchase options to employees or directors who have contributed or are expected to contribute to the management and technological innovation of the Company.

A summary of the terms and the number of outstanding stock options as of December 31, 2008 is as follows:

	Date of the Grant							
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Total grants	1,500,000	3,099,500	988,000	121,000	368,100	590,000	10,000	10,000
Forfeitures and exercises prior to 2008	730,644	1,996,796	457,681	38,318	167,978	53,061	2,800	-
Exercised during 2008	247,641	176,889	104,562	25,792	34,680	12,068	7,200	-
Outstanding stock options	521,715	925,815	425,757	56,890	165,442	524,871	-	10,000
Exercise price [1]	₩272,700	₩197,100	₩329,200	₩342,800	₩288,800	₩580,300	₩460,500	₩606,700
Exercise period from the date of the grant [2]	3-10years	3-10years	2-10years	2-10years	2-10years	2-10years	2-4years	2-10years

[1] The exercise price can be adjusted in the case of the issuance of new shares, stock dividends, stock splits, or stock mergers.

[2] All options currently in issue are fully vested.

23. Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of December 31, 2008 and 2007, consists of the following, net of deferred income taxes:

(In millions of Korean won)	2008	2007
Gain on valuation of available-for-sale securities	₩ 579,182	₩ 1,083,147
Loss on valuation of available-for-sale securities	-	(143)
Share of equity-method investees' accumulated other comprehensive income	3,262,583	966,353
Share of equity-method investees' accumulated other comprehensive loss	(34,408)	(176,539)
	₩ 3,807,357	₩ 1,872,818

24. Income Tax

The statutory income tax rate applicable to the Company, including resident surtax, is 27.5%.

Income tax expense for the years ended December 31, 2008 and 2007, consists of the following:

(In millions of Korean won)		2008		2007
Current income taxes	₩	788,305	₩	1,345,772
Deferred income taxes		(404,304)		(115,394)
Items charged directly to shareholders' equity		(1,684)		(25,390)
	₩	382,317	₩	1,204,988

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2008 and 2007:

(In millions of Korean won)		2008		2007
Income before tax	₩	5,908,221	₩	8,630,004
Statutory tax rate		27.5%		27.5%
Expected taxes at statutory rate		1,624,761		2,373,251
Tax credit		(1,038,178)		(846,631)
Changes in tax rates		(105,761)		-
Others, net		(98,505)		(321,632)
Actual taxes	₩	382,317	₩	1,204,988
Effective tax rate		6.5%		14.0%

Deferred income tax assets and liabilities from the tax effects of temporary differences, including available tax credit carryforwards, as of December 31, 2008, are as follows:

	Temporary Differences			Deferred Income Tax Assets (Liabilities)				
(In millions of Korean won)	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩ (1,455,564)	₩ 173,270	₩ (1,282,294)	₩ (400,280)	₩ 104,151	₩ (296,129)	₩ (154,271)	₩ (141,858)
Equity-method investments	(4,097,827)	(1,124,707)	(5,222,534)	(508,714)	(87,416)	(596,130)	-	(596,130)
Depreciation	(456,018)	448,019	(7,999)	(125,405)	122,594	(2,811)	-	(2,811)
Capitalized interest expense	(51,791)	5,745	(46,046)	(14,243)	4,113	(10,130)	-	(10,130)
Accrued income	(207,735)	(15,643)	(223,378)	(57,127)	3,069	(54,058)	(54,058)	-
Accrued expenses	2,063,572	447,401	2,510,973	567,483	36,100	603,583	562,860	40,723
Deferred foreign exchange gains	19,060	(967)	18,093	5,241	(1,239)	4,002	-	4,002
Impairment losses on investments	52,976	(9,561)	43,415	14,568	(5,017)	9,551	-	9,551
Foreign currency translation	-	352,206	352,206	-	85,234	85,234	85,234	-
Others	150,626	7,734	158,360	41,422	(6,583)	34,839	-	34,839
	₩ (3,982,701)	₩ 283,497	₩ (3,699,204)	₩ (477,055)	₩ 255,006	₩ (222,049)	₩ 439,765	₩ (661,814)
Items charged directly to shareholders' equity								
Gain on valuation of available-for-sale securities	₩ (1,493,995)	₩ 751,113	₩ (742,882)	₩ (410,848)	₩ 247,148	₩ (163,700)	₩ (2,920)	₩ (160,780)
Loss on valuation of available-for-sale securities	196	(196)	-	53	(53)	-	-	-
Equity-method investees' other comprehensive income	(1,070,451)	(2,580,209)	(3,650,660)	(76,576)	(311,500)	(388,076)	-	(388,076)
Equity-method investees' other comprehensive loss	176,999	(138,974)	38,025	459	3,158	3,617	-	3,617
Capital surplus and capital adjustment	(131,029)	(30,631)	(161,660)	15,349	(2,468)	12,881	-	12,881
	₩ (2,518,280)	₩(1,998,897)	₩ (4,517,177)	₩ (471,563)	₩ (63,715)	₩ (535,278)	₩ (2,920)	₩ (532,358)
Deferred tax assets arising from the carryforwards								
Tax credit carryforwards	₩ 816,211	₩ 217,214	₩ 1,033,425	₩ 780,785	₩ 149,297	₩ 930,082	₩ 930,082	₩ -
						₩ 172,755	₩ 1,366,927	₩(1,194,172)

Deferred income tax assets and liabilities from tax effect of temporary differences, including available tax credit carryforwards as of December 31, 2007, were as follows:

(In millions of Korean won)	Temporary Differences			Deferred Income Tax Assets (Liabilities)				
	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩(2,038,850)	₩ 583,286	₩ (1,455,564)	₩ (560,684)	₩ 160,404	₩(400,280)	₩ (36,667)	₩ (363,613)
Equity-method investments	(2,627,490)	(1,470,337)	(4,097,827)	(499,340)	(108,354)	(607,694)	-	(607,694)
Depreciation	(938,866)	482,848	(456,018)	(258,188)	132,783	(125,405)	-	(125,405)
Capitalized interest expense	(128,647)	76,856	(51,791)	(35,378)	21,135	(14,243)	-	(14,243)
Accrued income	(208,642)	907	(207,735)	(57,376)	249	(57,127)	(57,127)	-
Accrued expenses	1,718,892	344,680	2,063,572	472,695	94,788	567,483	556,718	10,765
Deferred foreign exchange gains	20,024	(964)	19,060	5,507	(266)	5,241	-	5,241
Impairment losses on investments	49,300	3,676	52,976	13,558	1,010	14,568	-	14,568
Others	93,913	56,713	150,626	25,826	15,596	41,422	(616)	42,038
	₩(4,060,366)	₩ 77,665	₩ (3,982,701)	₩ (893,380)	₩ 317,345	(576,035)	462,308	(1,038,343)
Items charged directly to shareholders' equity								
Gain on valuation of available-for-sale securities	₩ (703,826)	₩ (790,169)	₩ (1,493,995)	₩(193,552)	₩(217,296)	(410,848)	(1,510)	(409,338)
Loss on valuation of available-for-sale securities	1,898	(1,702)	196	522	(469)	53	53	-
Equity-method investees' other comprehensive income	(540,888)	(712,928)	(1,253,816)	(27,783)	(64,471)	(92,254)	-	(92,254)
Equity-method investees' other comprehensive loss	533,266	(303,931)	229,335	68,187	(36,701)	31,486	-	31,486
	₩ (709,550)	₩(1,808,730)	₩ (2,518,280)	₩(152,626)	₩(318,937)	(471,563)	(1,457)	(470,106)
Deferred tax assets arising from the carryforwards								
Tax credit carryforwards	₩ 1,014,832	₩ (198,621)	₩ 816,211	₩ 979,601	₩ (198,816)	780,785	780,785	-
						₩(266,813)	₩1,241,636	₩(1,508,449)

Deferred tax assets and liabilities are computed based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities by applying enacted tax rates in effect in the years in which the differences are expected to reverse. The enacted income tax rates are 24.2% and 22% for 2009, and 2010 and thereafter, respectively. Accordingly, deferred tax liabilities as of December 31, 2008 decreased by ₩236,110 million compared to the amount computed at statutory income tax rate of 27.5% for 2008.

The Company periodically assesses its ability to realize deferred income tax assets. In the event of significant uncertainty regarding the Company's ultimate ability to realize such assets, a valuation allowance is recorded to reduce the assets to their estimated realizable value.

Temporary differences for which deferred tax assets and liabilities have not been recognized as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)	2008	2007
I. Deductible temporary differences		
Equity-method investments[1]	₩ 588,783	₩ 532,595
II. Taxable temporary differences		
Land revaluation[2]	(397,985)	(398,538)
Equity-method investments[1]	(2,924,351)	(1,536,442)

[1] The Company did not recognize the income tax effect of temporary differences resulting from the earnings arising from equity-method investments as the Company does not expect cash inflows, such as proceeds from the disposal of, or receipts of dividends from equity-method investments, within the foreseeable future.

[2] The Company did not recognize the income tax effect of temporary differences resulting from land revaluation as the Company does not expect cash inflows from revaluation within the foreseeable future.

25. Earnings Per Share

Basic earnings per share were computed using the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share include the additional dilutive effect of the Company's potentially dilutive securities including stock options.

Basic earnings per share for the years ended December 31, 2008 and 2007, is calculated as follows:

(In millions, except per share amounts)	2008	2007
Net income as reported on the statements of income	₩ 5,525,904	₩ 7,425,016
Adjustments:		
Dividends for preferred stock	(110,188)	(159,823)
Undeclared participating preferred stock dividend	(637,556)	(825,764)
Excess payment for preferred shares over carrying value	-	(169,607)
Net income available for common stock	4,778,160	6,269,822
Weighted-average number of common shares outstanding	126,795,572	126,580,267
Basic earnings per share (in Korean won)	₩ 37,684	₩ 49,532

Diluted earnings per share for the years ended December 31, 2008 and 2007, is calculated as follows:

(In millions, except per share amounts)	2008	2007
Net income available for common stock	₩ 4,778,160	₩ 6,269,822
Adjustment:		
Compensation expense for stock options	-	-
Net income available for common stock and common equivalent shares	4,778,160	6,269,822
Weighted-average number of shares of common stock and common shares equivalent [1]	127,963,702	128,075,176
Diluted earnings per share (in Korean won)	₩ 37,340	₩ 48,954

[1] Common shares equivalent

	2008		
	Number of Shares	Weight	Common Stock Equivalent
Stock options	1,168,130	366/366	1,168,130

	2007		
	Number of Shares	Weight	Common Stock Equivalent
Stock options	1,494,909	365/365	1,494,909

The number of dilutive shares of outstanding stock options is calculated by applying the treasury stock method.

Under the treasury stock method, the proceeds from the exercise of the stock options are assumed to be used to purchase common stock at the average market price. The incremental number of shares which is the difference between the number of shares assumed to be issued and the number of shares assumed to be purchased, is included in the denominator in calculating diluted earnings per share.

Potential ordinary shares that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share for the year ended December 31, 2008, because they are anti-dilutive, are as follows:

	Exercise Period	Quantity	Exercise Price (per share)	
Stock options	April 17, 2006 ~ April 16, 2014	524,871 shares	₩	580,300
Stock options	December 21, 2007 ~ December 20, 2015	10,000 shares	₩	606,700

26. Comprehensive Income

Comprehensive income for the years ended December 31, 2008 and 2007, consists of:

	2008		2007	
Net income	₩	5,525,904	₩	7,425,016
Other comprehensive income		1,932,589		1,315,894
Gain on valuation of available-for-sale securities, net of related income taxes of ₩247,150 million (2007: ₩217,296 million)		(503,965)		572,873
Loss on valuation of available-for-sale securities, net of related income taxes of ₩54 million (2007: ₩469 million)		143		1,233
Share of equity-method investees' other comprehensive income, net of related income taxes of ₩285,929 million (2007: ₩76,314 million)		2,294,280		453,248
Share of equity-method investees' other comprehensive loss, net of related income taxes of ₩3,158 million (2007: ₩67,728 million)		142,131		288,540
Comprehensive income	₩	7,458,493	₩	8,740,910

27. Related Party Transactions

Subsidiaries as of December 31, 2008 are as follows:

Location	Subsidiaries
Korea	Samsung Gwangju Electronics
	Samsung Card
	STECO.
	SEMES
	Samsung Electronics Service
	Living Plaza
	Samsung Electronics Logitech
	Secron
	S-LCD
	Samsung Electronics Hainan Fiberoptics Korea (SEHF-K)
	Samsung Electronics Football Club
Americas	Samsung Electronics Canada (SECA)
	Samsung Electronics America (SEA)
	Samsung Electronics Latinoamerica (SELA)
	Samsung Electronics Mexico (SEM)
	Samsung Electronics Argentina (SEASA)
	Samsung Receivables (SRC)
	Samsung Semiconductor (SSI)
	Samsung Information Systems America (SISA)
	Samsung Telecommunications America (STA)
	Samsung International (SII)
	Samsung Austin Semiconductor (SAS)
	Samsung Mexicana (SAMEX)
	Samsung Electronics Latinoamerica Miami, (SEMI)
	Samsung Electronica Columbia (SAMCOL)
	Samsung Electronica Da Amazonia (SEDA)
	SEMES America
	Samsung Electronics Chile
	Samsung Semiconductor International
	Samsung Semiconductor Mexico
Europe	Samsung Electronics Iberia (SESA)
	Samsung Electronics Nordic (SENA)
	Samsung Electronics Hungarian (SEH)
	Samsung Electronics Portuguesa (SEP)
	Samsung Electronics France (SEF)
	Samsung Electronics (SEUK)
	Samsung Electronics Holding (SEHG)

Location	Subsidiaries
Europe	Samsung Electronics Italia (SEI)
	Samsung Electronics South Africa (SSA)
	Samsung Electronics Benelux (SEBN)
	Samsung Electronics LCD Slovakia (SELSK)
	Samsung Electronics (SEPOL)
	Samsung Semiconductor Europe Polska (SSEL)
	Samsung Electronics (SEG)
	Samsung Semiconductor Europe (SSEG)
	Samsung Electronics Austria (SEAG)
	Samsung Electronics Overseas (SEO)
	Samsung Electronics Europe Logistics (SELS)
	Samsung Electronics Rus (SER)
	Samsung Electronics Rus Company (SERC)
	Samsung Electronics Slovakia (SESK)
	Samsung Russia Service Center (SRSC)
	Samsung Electronics Rus Kaluga (SERK)
	Samsung Electronics Baltics (SEB)
	Samsung Electronics Ukraine Company (SEUC)
	Samsung Electronics KZ and Central Asia (SEKZ)
	Samsung Semiconductor Israel R&D Center (SIRC)
	Samsung-Crosna Joint Stock
	Samsung Electronics Ukraine
	Samsung Telecommunications Benelux
	Samsung Electronics Limited
	Samsung Telecoms (UK)
	Samsung Electronics Kazakhstan
	Samsung Semiconductor France
	Samsung Semiconductor Italia
	Samsung Semiconductor Sweden
	Samsung Electronics Istanbul Marketing & Trading
	Samsung Electronics Romania
Asia	Samsung Yokohama Research Institute (SYRI)
	Samsung Electronics Australia (SEAU)
	PT. Samsung Electronics Indonesia (SEIN)
	Samsung Asia (SAPL)
	Samsung Electronics Asia Holding (SEAH)
	Samsung Electronics Display (M) (SDMA)
	Samsung Electronics (SEMA)
	Samsung Vina Electronics (SAVINA)
	Samsung Gulf Electronics (SGE)
	Samsung India Electronics (SIEL)
	Thai-Samsung Electronics (TSE)
	Samsung Electronics Philippines (SEPCO)
	Samsung Electronics Philippine Manufacturing (SEPHIL)
	Samsung Japan (SJC)
	Samsung Telecommunications Indonesia (STIN)
	Samsung Malaysia Electronics (SME)
	Samsung Electronics Vietnam (SEV)
	Samsung India Software Operations (SISO)

Location	Subsidiaries
Asia	Samsung Telecommunications Japan (STJ) Batino Realty Corporation
China	Samsung Electronics Hong Kong (SEHK) Samsung Electronics Taiwan (SET) Samsung Electronics Huizhou (SEHZ) Samsung Electronics (Shandong) Digital Printing (SSDP) Samsung Electronics Suzhou Semiconductor (SESS) Suzhou Samsung Electronics (SSEC) Samsung Suzhou Electronics Export (SSEC-E) Samsung (China) Investment (SCIC) Tianjin Samsung Electronics (TSEC) Tianjin Samsung Electronics Display (TSED) Tianjin Tongguang Samsung Electronics (TTSEC) Tianjin Samsung Telecom Technology (TSTC) Samsung Electronics Suzhou LCD (SESL) Samsung Electronics Suzhou Computer (SESC) Shanghai Samsung Semiconductor (SSS) Shenzhen Samsung Kejian Mobile Telecommunication Technology (SSKMT) Samsung Electronics Hainan Fiberoptics (SEHF) Samsung Electronics (Beijing) Service (SBSC) Samsung Semiconductor (China) R&D (SSCR) Beijing Samsung Telecom R&D Center (BST) Samsung Electronics Shanghai Telecommunication (SSTC) Samsung Electronics Sehenzhen Samsung Electronics China R&D Center

Significant transactions with related parties for the years ended December 31, 2008 and 2007, and the related receivables and payables as of December 31, 2008 and 2007, are as follows:

(In millions of Korean won)	2008			
	Sales	**Purchases**	**Receivable**	**Payable**
Subsidiaries				
S-LCD	₩ 2,056,610	₩ 3,879,111	₩ 861,718	₩ 295,930
Samsung Gwangju Electronics	7,164	2,334,544	1,366	394,673
Samsung Japan	4,315,405	2,506,250	10,398	48,672
Samsung Telecommunications America	5,137,179	785,536	179,935	329,555
Samsung Electronics Taiwan	5,495,042	943,183	142,646	5,811
Samsung Semiconductor.	6,666,062	48,213	420,015	15,458
Samsung Asia	1,811,626	999,342	46,740	16,833
Samsung Electronics Hong Kong	2,684,351	1,416,165	218,463	7,130
Samsung Electronics America	1,090,980	2,375,123	5,920	68,949
Samsung Semiconductor Europe Gmbh	5,347,442	6,483	192,836	-
Samsung Electronics Overseas	568,112	55,261	-	19,413
Samsung Electronics (UK)	1,687,522	291,741	3,241	100,428
Samsung Electronics France	1,556,652	99,795	734	33,204
Samsung Semiconductor Europe	1,311,566	10,735	24,908	574
Samsung International	737,947	5,507	17,206	1,141
Samsung Electronics Italia	578,121	131,800	468	61,078
Tianjin Samsung Telecom Technology	2,432,163	1,122,679	158,402	67,646
Samsung Electronics Suzhou Computer	163,915	529,438	23,433	55,793
Others	15,528,019	8,970,017	592,350	1,150,782
	₩59,175,878	₩26,510,923	₩ 2,900,779	₩ 2,673,070

(In millions of Korean won)	2008			
	Sales	Purchases	Receivable	Payable
Equity Investees				
Samsung SDI	₩ 91,363	₩ 569,683	₩ 2,831	₩ 48,093
Samsung SDS	60,166	933,386	8,549	243,765
Samsung Electro-Mechanics	17,540	1,172,753	2,281	62,025
Samsung Corning Precision Glass	71,940	1,369,370	22,248	126,680
Samsung Techwin	77,804	507,263	24,985	88,973
Seoul Commtech	9,488	137,616	4,550	42,809
Others	126,854	353,786	29,534	86,137
	₩ 455,155	₩ 5,043,857	₩ 94,978	₩ 698,482

(In millions of Korean won)	2007			
	Sales	Purchases	Receivable	Payable
Subsidiaries				
S-LCD	₩ 1,272,134	₩ 2,401,750	₩ 618,180	₩ 270,395
Samsung Gwangju Electronics	6,820	2,210,781	1,989	366,888
Samsung Japan	3,878,456	1,816,334	14,398	164,459
Samsung Telecommunications America	2,042,880	490,280	8,058	182,683
Samsung Electronics Taiwan	4,846,588	749,573	13,588	31,958
Samsung Semiconductor	6,339,597	32,249	34,795	-
Samsung Asia	1,977,577	868,209	15,784	43,345
Samsung Electronics Hong Kong	2,602,602	1,251,867	47,982	67,928
Samsung Electronics America	681,968	1,588,155	2,814	58,545
Samsung Semiconductor Europe Gmbh	4,683,872	16,476	26,286	5,712
Samsung Electronics Overseas	683,950	43,322	62,184	13,087
Samsung Electronics (UK)	1,275,001	128,178	2,797	46,473
Samsung Electronics France	1,149,175	26,613	4,900	14,228
Samsung Semiconductor Europe	1,285,898	1,855	3,182	8
Samsung International	697,578	21,106	4,273	320
Samsung Electronics Italia	478,643	38,400	3	26,220
Tianjin Samsung Telecom Technology	3,039,144	14,179	187,688	1,051
Samsung Electronics Suzhou Computer	128,307	418,026	23,416	46,305
Others	12,410,628	3,486,998	447,639	561,181
	₩49,480,818	₩15,604,351	₩ 1,519,956	₩ 1,900,786

(In millions of Korean won)	2007			
	Sales	**Purchases**	**Receivable**	**Payable**
Equity Investees				
Samsung SDI	₩ 120,793	₩ 860,198	₩ 9,783	₩ 86,296
Samsung SDS	33,563	726,661	12,368	158,481
Samsung Electro-Mechanics	32,109	1,126,395	2,664	64,529
Samsung Corning Precision Glass	132,233	865,935	12,562	47,330
Samsung Techwin	66,099	448,501	22,520	31,413
Seoul Commtech	9,868	127,668	5,807	32,633
Others	115,354	252,222	37,844	43,650
	₩ 510,019	₩ 4,407,580	₩ 103,548	₩ 464,332

As of December 31, 2008, lease receivables under finance lease amounting to ₩525,078 million (2007: ₩357,705 million) are included in the receivables from S-LCD.

With regard to the above receivables, the Company has recorded allowances for doubtful accounts amounting to ₩17,320 million as of December 31, 2008 (2007: ₩16,588 million), and related bad debt expenses of ₩732 million were recognized during the year ended December 31, 2008 (2007: ₩3,434 million).

Key Management Compensation

For the year ended December 31, 2008, the Company recognized expenses for short-term benefits of ₩9,279 million, long-term benefits of ₩4,476 million and severance benefits of ₩829 million for key management compensation. Key management includes registered executive officers who have the authority and responsibility in the planning, directing and controlling of Company operations.

28. Research and Development Costs

Research and development costs are charged to expense as incurred. Research and development costs for the years ended December 31, 2008 and 2007, consist of the following:

(In millions of Korean won)	**2008**	**2007**
Research activities	₩ 2,673,466	₩ 2,351,744
Development activities	4,227,264	3,590,838
	₩ 6,900,730	₩ 5,942,582

29. Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2008 and 2007, assets and liabilities dominated in foreign currencies and related gains and losses on foreign currency translation for the year ended December 31, 2008, are as follows:

(In millions of Korean won and foreign currencies)

Account		2008 Foreign Currencies	2008 Korean won Equivalent	2008 Translation Loss	2008 Translation Gain	2007 Korean won Equivalent
Cash and cash equivalent, and short-term financial instruments	US$	708	₩ 890,032	₩ 58,470	₩ 1,499	₩ 543,492
	JPY	10,000	139,389	1,880	-	93,225
	EUR	-	-	-	-	56,967
	Others	-	-	-	-	338
			1,029,421	60,350	1,499	694,022
Trade accounts and notes receivable	US$	1,500	1,886,264	84,157	28,797	731,304
	JPY	808	11,267	9	4,151	22,232
	EUR	72	127,310	869	1,442	26,144
	Others	141	18,509	432	639	1,391
			2,043,350	85,467	35,029	781,071
Other accounts and notes receivable	US$	278	349,807	14,086	8,373	431,882
	JPY	2,636	36,743	1,733	49	20,694
	EUR	67	119,607	180	11,236	39,001
	Others	7	5,196	219	-	5,552
			511,353	16,218	19,658	497,129
Other assets	US$	59	74,777	1,836	11,346	111,509
	JPY	10	146	-	16	150
	EUR	1	1,363	-	535	2,251
	Others	73	870	966	116	1,124
			77,156	2,802	12,013	115,034
Total			₩ 3,661,280	₩ 164,837	₩ 68,199	₩ 2,087,256

(In millions of Korean won and foreign currencies in thousands)

Account		2008 Foreign Currencies	2008 Korean won Equivalent	2008 Translation Loss	2008 Translation Gain	2007 Korean won Equivalent
Trade accounts and notes payable	US$	830	₩ 1,043,583	₩ 8	₩ 94,316	₩ 649,259
	JPY	15,276	212,931	103	13,281	229,079
	EUR	-	792	-	39	1,700
	Others	11	9,664	-	410	42
			1,266,970	111	108,046	880,080
Other accounts and notes payable	US$	1,047	1,316,449	51,278	56,335	858,387
	JPY	4,752	66,242	4,146	2,681	96,985
	EUR	213	378,348	72	11,052	219,730
	Others	40,028	144,595	12	4,517	71,838
			1,905,634	55,508	74,585	1,246,940
Other current liabilities	US$	1,780	2,237,723	232,201	2,926	1,088,377
	JPY	9,296	129,574	45,693	33	66,068
	EUR	65	115,936	11,800	438	361,656
	Others	2	3,743	11	902	19,005
			2,486,976	289,705	4,299	1,535,106
Long-term other accounts and notes payable	US$	253	318,078	89,084	19,574	293,824
	Others	6	4,608	362	147	24,618
			322,686	89,446	19,721	318,442
Foreign currency Notes and bonds (including current portions)	US$	95	119,463	30,334	1,341	93,820
Total			₩ 6,101,729	₩ 465,104	₩ 207,992	₩ 4,074,388

30. Supplementary Information for Computation of Value Added

The accounts and amounts, included in cost of sales and selling, general and administrative expenses, needed for the computation of value added for the years ended December 31, 2008 and 2007, are as follows:

	Cost of Sales		Selling, General and Administrative Expenses		Research and Development Costs	
(In millions of Korean won)	2008	2007	2008	2007	2008	2007
Wages and salaries	₩2,151,612	₩2,064,071	₩ 866,227	₩ 814,338	₩1,972,178	₩1,813,841
Provision for severance benefits	193,048	212,394	88,954	103,584	181,609	200,121
Employee benefits	317,179	317,550	110,284	99,318	222,285	189,147
Rent	36,693	36,598	27,680	26,074	25,551	20,259
Depreciation and amortization	6,729,649	6,203,087	178,723	167,902	710,812	685,802
Taxes and dues	116,640	103,910	55,133	72,529	65,952	63,346

31. Segment Information

The Company has following major business segments:
- Semiconductor - Memory, System LSI and HDD;
- Telecommunications - handsets, network system and computes;
- LCD - liquid crystal display panel; and
- Digital Media - TV, monitors, printers and digital appliances.

A summary of financial data by business segment as of and for the years ended December 31, 2008 and 2007, are as follows:

	2008 Summary of Business by Segment				
(In millions of Korean won)	Digital Media	Telecom-munications	Semi-conductor	LCD	Others
Sales					
Net sales to external customers	₩ 9,868,005	₩ 26,717,706	₩ 17,663,340	₩ 18,067,757	₩ 636,183
Intersegment sales	23,431	31,099	1,575,438	987,865	62,163
	₩ 9,891,436	₩ 26,748,805	₩ 19,238,778	₩ 19,055,622	₩ 698,346
Operating profit (loss)	₩ (388,624)	₩ 2,370,699	₩ 132,634	₩ 2,041,499	₩ (22,138)
Property, plant and equipment and Intangible assets	₩ 843,817	₩ 1,239,698	₩ 17,940,845	₩ 8,403,660	₩3,474,862
Depreciation and Amortization	₩ 89,092	₩ 250,302	₩ 5,455,240	₩ 1,660,254	₩ 164,296

(In millions of Korean won)	2007 Summary of Business by Segment				
	Digital Media	Telecom-munications	Semi-conductor	LCD	Others
Sales					
Net sales to external customers	₩ 8,212,788	₩ 21,061,589	₩ 18,663,154	₩ 14,660,439	₩ 577,998
Intersegment sales	20,425	28,587	1,513,931	973,782	117,984
	₩ 8,233,213	₩ 21,090,176	₩ 20,177,085	₩ 15,634,221	₩ 695,982
Operating profit (loss)	₩ (405,479)	₩ 2,158,871	₩ 2,209,295	₩ 1,952,787	₩ 27,381
Property, plant and equipment and Intangible assets	₩ 845,290	₩ 1,257,366	₩ 18,226,481	₩ 6,720,511	₩3,296,050
Depreciation and Amortization	₩ 85,574	₩ 258,884	₩ 4,951,867	₩ 1,601,150	₩ 159,316

A summary of sales information by geographic area for the years ended December 31, 2008 and 2007, are as follows:

	Summary of Sales by Geographic Area				
	South Korea	America	Europe	Asia (excluding South Korea and China)	China
2008	₩ 13,556,738	₩ 13,678,812	₩ 15,234,128	₩ 8,732,696	₩ 21,750,617
2007	₩ 12,134,115	₩ 8,797,933	₩ 12,792,053	₩ 8,373,009	₩ 21,078,858

32. Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the years ended December 31, 2008 and 2007, are as follows:

(In millions of Korean won)	**2008**	**2007**
Write-off of accounts receivables and others	₩ 2,091	₩ 637
Increase (decrease) in gain on valuation of available-for-sale securities	(499,982)	579,658
Increase in loss on valuation of available-for-sale securities	-	154
Decrease in gain on valuation of available-for-sale securities due to disposal	3,983	6,785
Decrease in loss on valuation of available-for-sale securities due to disposal	143	1,387
Increase in share of equity-method investees' other comprehensive income	2,296,230	453,248
Decrease in share of equity-method investees' other comprehensive loss	142,131	288,540
Reclassification of construction-in-progress and machinery-in-transit to other property, plant and equipment accounts	7,998,592	8,788,020
Reclassification of construction-in-progress to other intangible assets	82,002	48,063
Reclassification of construction-in-progress to finance lease receivables	283,314	224,057
Current maturities of other long-term liabilities	184,645	191,774
Current maturities of long-term advances received	168,650	171,383
Current maturities of long-term accrued expenses	270,702	433,943
Current maturities of long-term prepaid expenses	217,755	168,243
Decrease in treasury stock due to exercises of stock options	86,934	62,334

33. Three-Month Period Information

Financial information for the three-month periods ended December 31, 2008 and 2007, is as follows:

(In millions of Korean won, except per share amounts)	**Three-Month Period Ended December 31, 2008**	**Three-Month Period Ended December 31, 2007**
Sales	₩ 18,450,377	₩ 17,476,513
Operating profit (loss)	(937,129)	1,783,092
Net income (loss)	(22,240)	2,212,077
Basic earnings (loss) per share (in Korean won)	(153)	15,125
Diluted earnings (loss) per share (in Korean won)	(153)	14,954

Report of Independent Accountants'
Review of Internal Accounting Control System

To the President of
Samsung Electronics Co., Ltd.

We have reviewed the accompanying management's report on the operations of the Internal Accounting Control System ("IACS") of Samsung Electronics Co., Ltd. (the "Company") as of December 31, 2008. The Company's management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management's report on the operations of the IACS and issue a report based on our review. The management's report on the operations of the IACS of the Company states that "based on its assessment of the operations of the IACS as of December 31, 2008, the Company's IACS has been designed and is operating effectively as of December 31, 2008 in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association."

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management's report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company's IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company's IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management's report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company's IACS as of December 31, 2008, and we did not review management's assessment of its IACS subsequent to December 31, 2008. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers
February 13, 2009

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Audit Committee of
Samsung Electronics Co., Ltd.

I, as the Internal Accounting Control Officer ("IACO") of Samsung Electronics Co., Ltd. ("the Company"), assessed the status of the design and operations of the Company's internal accounting control system ("IACS") for the year ended December 31, 2008.

The Company's management including the IACO is responsible for designing and operating the IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause misstatements to the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standards to assess the design and operations of the IACS.

Based on the assessment on the operations of the IACS, in all material respects, the design and operations of the Company's IACS were effective as of December 31, 2008, in accordance with the IACS standards.

January 23, 2009

Choi, Do-Suk
Internal Accounting Control System Officer

Lee, Yoonwoo
Chief Executive Officer or President